November 8, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Scorpio Bulkers Inc.
Draft Registration Statement on Form F-4
Submitted September 20, 2013
Draft Registration Statement on Form F-1
Submitted October 1, 2013

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 of Scorpio Bulkers Inc. (the “Company”) in connection with the registration of the Company’s common stock, par value $0.01 per share (the “Registration Statement on Form F-1”), and the draft confidential registration statement on Form F-4 of the Company in connection with the Company’s concurrent exchange offer (the “Registration Statement on Form F-4”, and together with the Registration Statement on Form F-1, the “Original Draft Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”) that were confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 1, 2013 and September 10, 2013, respectively. This letter sets forth the Company’s response to the comment letter dated October 17, 2013 (the “Comment Letter”) of the staff (the “Staff”) of the Commission with respect to the Original Draft Registration Statements. This letter, together with the revised draft of the Registration Statement on Form F-1 (the “Amended Registration Statement on Form F-1”) and the revised draft of the Registration Statement on Form F-4 (the “Amended Registration Statement on Form F-4”, and together with the Amended Registration Statement on Form F-1, the “Amended Registration Statements”) are being filed today via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statements, as applicable. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statements showing changes made from the Original Draft Registration Statements. Page numbers referenced are to the Amended Registration Statements.

U.S. Securities and Exchange Commission

November 8, 2013

Draft Registration Statement on Form F-4

General

1.	We note that you are registering the offering of Exchange Shares in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

In response to the Staff’s comment, attached hereto as Appendix 2 is a letter from the Company that includes the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters referenced above.

2.	In your next amendment, please include a form of the letter of transmittal for review.

The Company advises the Staff that the form of transmittal letter has been included as Exhibit 99.1 to the Amended Registration Statement on Form F-4.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that if any written materials are presented to investors or if any research reports are published or distributed as permitted under the Jumpstart Our Business Startups Act (the “JOBS Act”) prior to the effectiveness of its registration statement on Form F-1, the Company undertakes to provide such materials to the Staff on a supplemental basis. As of the date hereof, no such materials have been presented, published or distributed.

4.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company advises the Staff that it will provide the Staff with any pictures or graphics to be included in the preliminary prospectus prior to printing and distribution.

U.S. Securities and Exchange Commission

November 8, 2013

5.	Please revise to define technical terms in the place where first used. We note for example “backhaul voyages,” “COAs” and “TCE revenues” on page 4.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Registration Statements to define technical terms.

Prospectus Cover Page

6.	Please confirm your understanding that the prospectus cover page should be limited to one page. Refer to Item 501(b) of Regulation S-K. Please revise.

The Company confirms that it has limited the outside cover page of the prospectus to one page.

Prospectus Summary, page 1

7.	You state in the second paragraph that you plan to offer and sell your common shares through an IPO “[p]rior to this Exchange Offer.” Your cover letter dated September 20, 2013 states that you intend to commence the exchange offer “concurrently or shortly following” the IPO. With a view to revised disclosure, please tell us when you intend to commence the Exchange Offer relative to the IPO.

The Company advises the Staff that it plans to commence its Exchange Offer concurrently with the pricing of the IPO following the effectiveness of the registration statements that relate to these offerings. The Company has updated the disclosure in the Amended Registration Statements to reflect the foregoing.

8.	In one of your introductory paragraphs on page 1, please clarify that you were recently formed and do not anticipate generating revenues until you receive your vessels which is scheduled between 2015 and 2016.

In response to the Staff’s comment, the Company has revised its disclosure under the headings “Prospectus Summary—Our Business” in the Amended Registration Statements to disclose when the Company was formed and that it does not anticipate generating a material amount of revenues before it takes delivery of one or more of the vessels in its Initial Fleet, unless it charters-in vessels or acquires recently delivered newbuilding vessels that generate revenues. The Company has made conforming changes elsewhere in the Amended Registration Statements.

Our Business, page 1

9.	Please revise the first paragraph to explain what you think you mean by “reputable” shipyards. In addition, please explain to us the basis for this statement.

In response to the Staff’s comment, the Company has removed all references to “reputable” shipyards throughout the Amended Registration Statements.

U.S. Securities and Exchange Commission

November 8, 2013

10.	Please revise the second paragraph to state whether you have yet identified any potential acquisitions or have any written proposals or commitments.

In response to the Staff’s comment, the Company has updated its disclosure under the headings “Prospectus Summary—Our Business” in the Amended Registration Statements to clarify that in addition to the newbuilding contracts for its Initial Fleet, it has entered into letters of intent with seven shipyards to acquire an additional 36 drybulk carriers, which acquisitions remain subject to definitive documentation. The Company has made conforming changes elsewhere in the Amended Registration Statements.

11.	Please revise the second paragraph to explain to investors what you mean by “moderate levels of leverage.” We also note your disclosure on page 6.

In response to the Staff’s comment, the Company has revised its disclosure under the headings “Prospectus Summary—Our Business” in the Amended Registration Statements to clarify that the Company intends to maintain moderate levels of leverage in an amount not to exceed 60% of the value of the Company’s vessels collateralizing its indebtedness on a consolidated basis. The Company has made conforming changes elsewhere in the Amended Registration Statements.

12.	You disclosed that you have entered into indicative term sheets for proposed new credit facilities to provide you up to $210.0 million. Please revise the third paragraph to state when you intend to execute credit agreements. If you will be entering into any credit agreements prior to effectiveness, please revise to state the material terms of your credit agreements once executed. As applicable, please also revise the related risk factors on pages 32-33 to reflect your credit facilities so that investors can better assess the attendant risks.

In response to the Staff’s comment, the Company has revised its disclosure regarding its proposed new credit facility in the Amended Registration Statements to state: “On October 15, 2013, we entered into a non-binding term sheet with Credit Agricole Corporate and Investment Bank and other lenders named therein in connection with a proposed senior secured credit facility for up to $330.0 million that we expect to enter into prior to completion of the IPO. The proceeds of this senior secured credit facility are expected to fund a portion of the purchase price of the 22 of our newbuilding vessels that will secure this facility. This senior secured credit facility is subject to important conditions, including the negotiation and execution of definitive documentation. We refer to this senior secured credit facility as our “Proposed Senior Secured Credit Facility.” Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Proposed Senior Secured Credit Facility.””

U.S. Securities and Exchange Commission

November 8, 2013

Our Relationship with Scorpio Group, page 2

13.	Please delete the second paragraph with the exception of the first sentence, as this is not an offering for the securities of Scorpio Tankers. Similarly, please delete “involved in shipping since the early 1950s” and “a market capitalization of $1.8 billion” from the first paragraph on page 2.

In response to the Staff’s comment, the Company deleted the referenced statements in the Amended Registration Statements.

14.	Please revise to explain whether Scorpio Group has any ownership interest in you or whether you are under common ownership.

In response to the Staff’s comment, the Company has revised its disclosure under the headings “Prospectus Summary—Our Relationship with the Scorpio Group” in the Amended Registration Statements to include the Scorpio Group’s percentage ownership of the Company’s common shares. Conforming changes were also made elsewhere in the Amended Registration Statements.

15.	With a view to revised disclosure, please tell us whether you have any agreement that precludes Scorpio Group from owning dry bulk tankers. If there are no limitations, please briefly disclose the attendant conflicts of interest.

As discussed in response to Comment 18, below, Scorpio Services Holdings Limited is expected to enter into an agreement pursuant to which it will agree not to directly own any drybulk carrier of greater than 30,000 dwt for so long as the Administrative Services Agreement described in the Registration Statements is in force.

16.	Please revise to separately mention here the conflicts of interest discussed in the last two risk factors on page 31 and the first risk factor on page 32. Please revise to state, if true, that you have no agreements stating that conflicts will be resolved in your favor.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Prospectus Summary—Our Relationship with the Scorpio Group” in the Amended Registration Statements to discuss the potential conflicts of interest between the Company and certain members of the Scorpio Group. Conforming changes were also made elsewhere in the Amended Registration Statements.

17.	With a view to revised disclosure, please tell us whether any conflicts could arise through any relationship you or your management has with Navigazione Alta Italia.

The Company supplementally advises the Staff that Navigazione Alta Italia, through which the Lolli-Ghetti initially owned and operated vessels in the early 1950’s, has not been in existence for approximately 25 years.

18.

We note on page 5 that you “expect that SSH will agree with us not to own any drybulk carriers ranging between 30,000 and 85,000 dwt for so long as the Administrative Services Agreement is in full force and effect.” We note on page 1 that you intend to operate at carrying capacities of between 30,000 and 100,000 dwt.

U.S. Securities and Exchange Commission

November 8, 2013

Please revise to discuss the apparent conflict of interests that may arise with respect to vessels between 85,000 and 100,000 dwt. As appropriate, please also provide a risk factor addressing this.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Prospectus Summary—Management of Our Business—Administrative Services Agreement” in the Amended Registration Statements to clarify that the non-competition agreement applies to vessels with carrying capacities of greater than 30,000 dwt. Conforming changes were also made elsewhere in the Amended Registration Statements.

19.	Please revise to discuss any conflicts of interest that may arise from SCM providing management services to dry bulk carriers other than your own.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Prospectus Summary—Our Relationship with the Scorpio Group” in the Amended Registration Statements to discuss the potential conflicts of interest that may arise from, among other things, SCM providing management services to vessels that are not owned by the Company. Conforming changes were made elsewhere in the Amended Registration Statements.

Management of Our Business, page 4

Commercial and Technical Management, page 4

20.	Please revise to state when you intend to enter into the Master Agreement, the Scorpio Ultramax Pool Agreement, and the Administrative Services Agreement. Also file these agreements with your registration statements as these agreements appear material to you.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Prospectus Summary—Management of Our Business” in the Amended Registration Statements to clarify that the Company has entered into the Master Agreement and the Administrative Services Agreement. Conforming changes were made elsewhere in the Amended Registration Statements. The exhibit list of the Amended Registration Statements includes the Master Agreement and the Administrative Services Agreement and will be filed in a subsequent amendment to its registration statements on Form F-1 and F-4, prior to effectiveness.

The Company respectfully advises the Staff that it believes that the form of the pooling agreements constitute contracts to be made in the ordinary course of its business and therefore are not required to be disclosed under Item 601 of Regulation S-K. The Company believes that pooling arrangements are analogous to the entry by the Company into a series of short-term charter contracts, which would not be required to be filed under Item 601 of Regulation S-K. The Company further notes that while it believes that the employment of its vessels in pools managed by its commercial managers will result in greater profits than the employment of the vessels outside of the pool, the Company’s business would not be jeopardized by the termination of the pool agreements. If the pool agreements were terminated, the Company could enter its vessels into another pool or employ its vessels in the spot market, and its earnings would vary according

U.S. Securities and Exchange Commission

November 8, 2013

to trends in the spot market whether or not it employs its vessels in the pool. If the Company were to employ its vessels outside of a pool, it would expose itself to greater volatility in earnings, but would still receive spot market related revenues.

Competitive Strengths, page 5

Experienced management team with an established track record, page 5

21.	Please delete reference to your “established track record in the public market” in the heading as the past performance of other publicly traded securities cannot predict the performance of your securities. If this is not a reference to the public securities markets, please revise the heading to clarify this.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Our Competitive Strengths—Experienced management teams” in the Amended Registration Statements to delete the above referenced statement. Conforming changes where made elsewhere in the Amended Registration Statements.

22.	Please balance this disclosure to state the number of hours per week that each member of your management team will be dedicating to your business. Also disclose the specific experience each member of your management team has in owning and operating a dry bulk fleet.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Our Competitive Strengths—Experienced management teams” in the Amended Registration Statements to state that “our executive officers are not required to work full-time on our affairs and also perform services for other companies, including Scorpio Tankers. Initially, we expect that our executive officers will devote a substantial portion of their business time to the completion of our drybulk carrier acquisition program and management of the Company.” Conforming changes were made elsewhere in the Amended Registration Statements.

Significant available liquidity to pursue acquisition, page 5

23.	Please update your disclosure to disclose the portion of net proceeds from your private placement which was completed in July 2013 that you will have available towards vessel acquisitions.

In response to the Staff’s comment, the Company’s has revised its disclosure under the heading “Prospectus Summary—Our Competitive Strengths—Significant available liquidity to pursue acquisition and expansion opportunities” to update such disclosure and clarify that it plans to use the substantial majority of the Company’s available cash for vessel acquisitions. Conforming changes were made elsewhere in the Amended Registration Statements.

U.S. Securities and Exchange Commission

November 8, 2013

Access to attractive acquisition and chartering opportunities, page 6

24.	Please delete reference to the “competitive advantage” gained from Scorpio Group’s relationships as it appears that many competitors also have wide ranging relationships or such relationships through affiliates. In the alternative please tell us why this is not necessary.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Prospectus Summary—Competitive Strengths—Access to attractive acquisition and chartering opportunities” to identify the advantage derived from the Scorpio Group’s industry relationships. Conforming changes where made elsewhere in the Amended Registration Statements.

Our Business Strategies, page 6

Optimizing vessel revenues primarily through spot market exposure, page 6

25.	Please substantiate the belief stated in the second sentence or revise to remove such disclosure. As you have not generated revenues to date, we believe that this disclosure is not appropriate in the summary section without proper context.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Prospectus Summary—Our Business Strategies—Optimizing vessel revenues primarily through spot market exposure” in the Amended Registration Statements to substantiate its belief that vessel revenues will be optimized by employing them in the pools. Conforming changes where made elsewhere in the Amended Registration Statements.

Reduced Disclosure Requirements, page 7

26.	We note the statement that you will cease to be an emerging growth company if “among other things” you have more than $1.0 billion in total annual gross revenues during the most recently completed fiscal year. Please revise to disclose each of the circumstances under which you could cease to be an emerging growth company.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Implications of Being an Emerging Growth Company” in the Amended Registration Statements to state that it will cease to be an emerging growth company if it has more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year, it becomes a “large accelerated filer” with market capitalization of more than $700 million, or as of any date on which it has issued more than $1.0 billion in non-convertible debt over the three year period prior to such date.

27.	In your next submission please include the diagram depicting your organizational structure on page 8.

The Company has included an organizational chart under the headings “Prospectus Summary—Corporate Structure” in the Amended Registration Statements.

U.S. Securities and Exchange Commission

November 8, 2013

Conditions to Exchange Offer, page 11

28.	Please briefly describe the conditions to the exchange offer or advise.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Summary of the Exchange Offer—Conditions to Exchange Offer” in the Amended Registration Statement on Form F-4 to state “The Exchange Offer is subject to certain customary conditions. Notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Shares in exchange for, any Original Shares and may terminate or amend the Exchange Offer, if at any time before the Expiration Date, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC. That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights, which we may assert at any time and from time to time. In addition, we will not accept for exchange any Original Shares tendered, and no Exchange Shares will be issued in exchange for any Original Shares, if at any time before the Expiration Date any stop order shall be threatened or in effect with respect to the registration statement on Form F-4 to which this prospectus relates. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order as promptly as practicable.”

Risk Factors, page 16

29.	Please add a risk factor addressing, if true, that your officers and directors reside outside the United States and it may be difficult to serve process on them and enforce judgments against them. In addition please provide risk factor disclosure stating that because you are a Marshall Islands company it may be difficult to enforce judgments or liability from U.S. courts.

In response to the Staff comment the Company has revised its disclosure under the heading “Risk Factors—Company Specific Risk Factors” in the Amended Registration Statements to include a risk factor captioned “Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.”

Our vessels may call on ports located in countries that are subject, page 22

30.	You disclose that from time to time on charterers’ instructions, your vessels may call on ports located in Cuba, Iran, Sudan and Syria. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in those countries.

The Company supplementally advises the Staff that its pooling agreements, and any charter party agreement pursuant to which any vessel in the pool will be employed, will include, among other restrictions, provisions prohibiting the vessel from calling in any port located in a country designated as a state sponsor of terrorism.

U.S. Securities and Exchange Commission

November 8, 2013

31.	You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified as state sponsors of terrorism may decide not to invest in, or to divest from, your common shares. It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with state sponsors of terrorism.

The Company has not had, and does not intend to have in the future, any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, countries currently identified by the United States as state sponsors of terrorism, and has not provided and does not intend to provide any goods or services, to the governments of, or entities controlled by the governments of, such countries.

Risks Related to Our Comment Stock, page 34

32.	We note the cover page of your prospectus and the risk factor “We are an “emerging growth company” and...” on page 36 references a “Summary— Implications of Being an Emerging Growth Company;” however, we were unable to locate the summary in your registration statement. Please advise and revise your filing accordingly.

In response to the Staff’s comment the Company has renamed the headings “Prospectus Summary—Reduced Disclosure Requirements” to “Prospectus Summary—Implications of Being an Emerging Growth Company” in the Amended Registration Statements.

Capitalization, page 38

33.	Please update your disclosures and as adjusted column for any changes in capitalization including additional private offerings through the date of effectiveness. In this regard, we note from your Form F-1 filed on October 1, 2013, you issued and sold 33,400,000 common shares in a private placement transaction for net proceeds of approximately $300 million. Please revise your capitalization table to include the proceeds received from the September 2013 private placement.

The Company advises the Staff that it has revised the Amended Registration Statements to include its financial information for the period ended September 30, 2013 and has adjusted the Capitalization table as of a date not more than 60 days prior to the filing date.

34.	Reference is made to the third bullet point. Please clarify that the as adjusted column is to give effect to the issuance of common shares and assumes the midpoint of the price range.

U.S. Securities and Exchange Commission

November 8, 2013

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Capitalization” in the Amended Registration Statements to give effect to, on an as adjusted basis, the issuance of the common shares in the IPO, at an assumed initial public offering price of the mid-point of the price range on the cover of the prospectus of the IPO.

Share price information, page 39

35.	In the second paragraph on page 39 you indicate that the tables on the page “set forth the high and low prices and the average daily trading volume for our common shares as reported on the Norwegian OTC List for the periods listed below.” However, there is no indication of the average daily trading volume for the periods reported in the tables on page 39. Please supply that information in your next draft.

In response to the Staff’s comment, the Company has removed all references to the “average trading volume” under the heading “Share Price Information” in the Amended Registration Statements.

Management’s Discussion and Analysis, page 42 Liquidity and Capital Resources, page 44

36.	We note that you expect to rely on operating cash flows as well as long-term borrowings under secured credit facilities and future equity offerings to implement your growth plan and dividend policy and you believe that your current cash balance as well as operating cash flows and available borrowings under the secured credit facilities that you expect to enter into will be sufficient to meet your liquidity needs for the next 12 months. Given the material commitments for newbuildings, disclosure should be added to inform investors that there can be no assurance that you will be able to obtain the necessary financing. Further, if true, include disclosure regarding the non-cancelable nature of your contracts for the delivery of new ships, and the fact that, if you are unable to secure the necessary financing required to purchase these new ships, you could face claims for breach of contract.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in the Amended Registration Statements to state:

“We have entered into shipbuilding contracts with shipyards in Japan and China for the construction of 36 newbuilding vessels for an aggregate purchase price of $1,029.8 million. These vessels are expected to be delivered to us between the first quarter of 2015 and the third quarter of 2016. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force

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November 8, 2013

majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

As of November 7, 2013, we have made total yard payments in the amount of $157.0 million and we have remaining yard installments in the amount of $872.8 million before we take delivery of the vessels. We had, as of November 7, 2013, a cash balance of $665.2 million to fund future newbuilding commitments, however, a significant portion of our remaining commitments are currently unfunded. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts.

In addition, in the event the shipyards do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.”

Security Ownership of Certain Beneficial Owners and Management, page 80

37.	We note on page 10 that in July 2013 you completed a private placement of at that time 100% of your outstanding shares. We also note from your draft Form F-4 submitted on October 1, 2013 that you issued 33,400,000 shares in a private placement on September 24, 2013. With a view to revised disclosure, please tell us if any person holds more than 5% of your common shares as a result of these transactions.

The Company has updated its disclosure under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Amended Registration Statements to include the investors that own more than 5% of the Company’s common shares.

38.	We note that you have left blank the pre-IPO beneficial ownership information for directors and executive officers and for shareholders in the United States. Please provide this information in your next amendment. In addition once the post-IPO information becomes available, please update accordingly.

The Company has updated its disclosure under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Amended Registration Statements to include the information for which it has included placeholders.

U.S. Securities and Exchange Commission

November 8, 2013

The Exchange Offer, page 81

39.	As currently represented, it appears that the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the 20th business day following commencement. See Exchange Act Rules 14e-1(a) and 14d-1(g)(3) and Question and Answer Eight in Exchange Act Release No. 16623 (Mar. 5, 1980).

The Company advises the Staff that it plans to hold open the Exchange Offer for a period of at least 20 days. The Company supplementally advises the Staff that it will update the Amended Registration Statement on Form F-4 when the exact length of the period is determined.

40.	In this regard, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424 of the Securities Act.

Terms of the Exchange Offer, page 82

41.	We note that Exchange Shares issued in connection with this Exchange Offer will be delivered “promptly following the exchange date” which may be one to two business days following the Expiration Date. Please revise to instead state that you will issue the Exchange Shares promptly after the expiration date. See Exchange Act Rule 14e-1(c).

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Exchange Offer—Terms of the Exchange Offer” in the Amended Registration Statement on Form F-4 to state that the Company will issue the Exchange Shares promptly after the expiration date.

Expiration Date; Extensions; Amendments; Termination, page 83

42.	Please disclose if notice of any extension will include disclosure of the number of securities deposited to date.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Exchange Offer—Expiration Date; Extensions; Amendments; Termination” to state that “Any such notice may contain information regarding the number of shares exchanged to date.”

43.	Please revise the first bullet point to clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

U.S. Securities and Exchange Commission

November 8, 2013

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Exchange Offer—Expiration Date; Extensions; Amendments; Termination” in the Amended Registration on Form F-4 to clarify that the Company may delay acceptance of any Original Shares due to an extension of the Exchange Offer.

Auditor’s Report, page F-2

44.	Please add the city and state, in addition to the independent accountant’s conformed signature to the opinion included in the filing.

The auditors report included in the Amended Registration Statement has been revised to reflect the City and Country of the Auditors.

Audited Financial Statements Related Party Transactions

45.	We note from the discussion on page 2 and 79, that one of your principal strengths is your relationship with Scorpio Tankers and the Scorpio Group of companies and that your vessel operations are managed under the supervision of your board of directors, by your management team and by members of the Scorpio Group of companies. You also indicate that you expect to enter into significant agreements for management services and technical support. In this regard, please disclose the nature of the control relationship between yourself, Scorpio Group and the affiliate businesses of SSM, SCM and SSH notes to the financial statements pursuant to ASC 850-10-50-6.

The Company has amended the relevant portions of the audited financial statements included in the Amended Registration Statements to disclose the nature of the control relationships between the Company and affiliated entities.

46.	We note from your disclosures under Board of Directors and Executive Compensation that you did not pay any compensation to directors or senior management, and upon completion of the offering you will enter into employment agreements. As the financial statements do not include compensation at fair market levels for services provided by these directors and officers, the notes to the financial statements should be revised to include disclosures regarding your arrangements for below-market compensation expense with these related parties. Further, as compensation expense expected after the offering will be materially different in the future from compensation expense (or lack thereof) reflected in the historical financial statements, disclosure of the salary commitment should be made. Also, consider revising your liquidity section in MD&A to discuss the financial commitments if material.

In response to the Staff’s comment, the Company has revised its disclosure under the headings “Management—Board of Directors and Executive Compensation” in the Amended Registration Statements to clarify that while it has not paid any compensation to its directors or executive officers as of September 30, 2013, the value of those services have been accruing since July 1, 2013 and the value of these services for the period from July 1, 2013 to September 30, 2013 that the Company will pay is approximately $0.6 million.

U.S. Securities and Exchange Commission

November 8, 2013

Other

47.	Please provide a currently dated consent from the independent registered public accountants in upon filing your pre-effective registration statement.

The Company confirms that it has filed a currently dated consent from its independent registered public accountant.

Signatures

48.	Please tell us why both Emanuele A. Lauro and Robert Bugbee have signed in the capacity of Principal Executive Officer when only Mr. Lauro is listed as your chief executive officer on page 74.

The Company has revised the signature pages in the Amended Registration Statements to include Mr. Emanuele Lauro as the sole Principal Executive Officer.

Exhibit Index

49.	Please revise to include your agreements with Dacks, Nacks, Chengxi, and Imabari. It appears that until you begin taking vessel deliveries in 2015 you will be dependent on your shipbuilders. In an appropriate section of your prospectus, describe the material terms of these agreements and disclose the consequences to you if you are unable to secure the necessary financing required to purchase these new ships.

The Company respectfully advises the Staff that it does not believe that its vessel newbuilding contracts are material contracts required to be filed under Item 601 of Regulation S-K as they were entered into with unaffiliated third parties in the ordinary course of the Company’s business. While the Company is dependant on the acquisition of its newbuildings vessels to generate revenues, the shipyards constructing these vessels are not the only yards capable of constructing these vessels on the terms that it has negotiated. Additionally, while the default under one or more of the newbuilding contracts may delay the delivery of one or more vessels in its Initial Fleet, the Company believes that it could acquire comparable vessels, including age profile, directly from other shipyards or from other sellers upon the completion of a vessel. Further, with respect to each newbuilding contract, the Company has obtained refund guarantees from reputable lenders guaranteeing any payments made under the newbuilding contracts, and therefore the default under one or more agreements by a counterparty would not result in a loss of the Company’s initial deposits on such vessels.

Draft Registration Statement on Form F-1 General

50.	Please make conforming changes to the registration statement on Form F-1 based on any applicable comments on the registration statement on Form F-4.

U.S. Securities and Exchange Commission

November 8, 2013

The Company confirms that it will apply the comments received from the Staff to both registration statements.

Prospectus Summary, page 1

51.	We note from your disclosure on page 1 that on September 24, 2013 you issued and sold 33,400,000 common shares in a Norwegian private placement transaction for net proceeds of approximately $300 million. We also note limited discussion has been provided in the filing regarding the September 2013 Private Placement. In this regard, please explain why. If the September 2013 Private Placement has not been completed, please revise your disclosures to indicate when you expect the completion to occur. Please note the capitalization table on page 38 and liquidity section in MD&A on page 46 should address the September 2013 Private Placement. Please revise your disclosures in both the registrations statements filed on Forms F-1 and F-4, accordingly.

As mentioned above, the Company advises the Staff that it has revised the Amended Registration Statements to include the Company’s financial information as of September 30, 2013 and the material recent developments that have taken place during the period from September 30, 2013 through and including the submission date.

52.	In this regard, please revise all applicable sections in your registration statements throughout to reflect the September 2013 Private Placement if it has completed.

The Company refers the Staff to its response to comment number 51.

Use of Proceeds, page 37

53.	Please revise your disclosure to specify separately the proceeds that will be used to fund the commitments for the vessels in your initial fleet and for general corporate purposes, including vessel acquisitions. You may present separately each amount by bullet point.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Use of Proceeds” in the Amended Registration Statement on Form F-1 to specify the approximate proceeds that will be used by the Company to fund the commitments for the vessels in the Initial Fleet and for general corporate purposes, including new vessel acquisitions. Conforming changes were made elsewhere in the Amended Registration Statement on Form F-1.

54.	If additional funds may be needed to achieve any of the goals listed such as vessel capital expenditures and vessel acquisitions then state the amount and source of those additional funds. Refer to Instruction 4 to Item 504 of Regulation S-K.

The Company has revised the disclosure under the heading “Use of Proceeds” to state the amount of additional capital required to fund its current newbuilding program and the potential sources of such capital.

U.S. Securities and Exchange Commission

November 8, 2013

Capitalization, page 38

55.	Reference is made to the line item caption Shareholders’ equity under the actual column as of June 30, 2013. Please tell us why no amount is presented for shareholders’ equity when it appears from your audited financial statements that you had a balance of $(1,200) as of June 30, 2013. Alternatively, revise your presentation accordingly.

The Company refers the Staff to its response to comment number 51.

56.	Please revise your Form F-1 filed on October 1, 2013 to comply with the comments related to capitalization issued in connection with the Form F-4, where applicable.

As mentioned above, the Company confirms that it will apply the Staff’s comments to the registration statement on Form F-4 to the Amended Registration Statement on Form F-1 where applicable.

Share price information, page 39

57.	In the second paragraph on page 39 you indicate that the tables on the page “set forth the high and low prices and the average daily trading volume for our common shares as reported on the Norwegian OTC List for the periods listed below.” However, there is no indication of the average daily trading volume for the periods reported in the table on page 39. Please supply that information in your next amendment.

The Company refers the Staff to its response to comment number 35.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton
Edward S. Horton

Appendix 1

SCORPIO BULKERS INC.

9, Boulevard Charles III

MC 98000 Monaco

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Loan Lauren P. Nguyen , Special Counsel

November 8, 2013

Re:	Scorpio Bulkers Inc.
Registration Statement on Form F-4
Registration Statement on Form F-1
CIK No. 0001587264

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SCORPIO BULKERS INC.

By:	/s/ Emanuele A. Lauro
Name:	Emanuele A. Lauro
Title:	Chief Executive Officer

Appendix 2

SCORPIO BULKERS INC.

9, Boulevard Charles III

MC 98000 Monaco

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

November 8, 2013

Re:	Supplemental Letter with respect to Scorpio Bulkers Inc.
Registration Statement on Form F-4

Dear Ladies and Gentlemen:

Scorpio Bulkers Inc. (the “Issuer”) is registering the offer to exchange [—] registered shares of common stock, par value $0.01 per share (the “Exchange Shares”), for an equivalent number of unregistered shares of common stock that were sold in private offerings (the “Original Shares”), pursuant to the Registration Statement on Form F–4 (the “Exchange Offer”) in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) no-action letters. The Issuer represents as follows:

1.	The Issuer has not entered into any arrangement or understanding to distribute the Exchange Shares and, to the best of such Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Shares in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Shares.

2.	The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Shares (i) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.	The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S–K under the Securities Act.

4.	The Issuer will include in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Issuer that is not engaged in, and does not intend to engage in, a distribution of the Exchange Shares.

5.	The Issuer will commence the Exchange Offer for the Original Shares when the Form F-4 registration statement is declared effective by the Commission, and the Exchange Offer will remain in effect for a limited time and would not require the Issuer to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Issuer in compliance with the Securities Exchange Act of 1934 and any applicable rules and regulations thereunder.

6.	In connection with any resales of Exchange Shares received in exchange for such Original Shares, broker-dealers will be required to represent to the Issuer that it will deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Shares held by the broker-dealer).

7.	The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Shares acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Shares in exchange for such Original Shares pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling SEC No-Action Letter (available July 2, 1993) in connection with any resale of such Exchange Shares.

8.	The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

•	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Shares.

•	If the exchange offeree is a broker-dealer holding Original Shares acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Shares and (ii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Shares received in respect of such Original Shares pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

SCORPIO BULKERS INC.

By:	/s/ Emanuele A. Lauro
Name:	Emanuele A. Lauro
Title:	Chief Executive Officer